FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Exhibit List

Exhibit No.              Description

99.1                          Banro Corporation Annual Report 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 12, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT 99.1



Banro Corporation

Annual Report 2007

FROM GOLD EXPLORER TO MINE DEVELOPER





The Passion of a Junior…

Banro Corporation is a Canadian-based gold exploration company with four wholly-owned gold properties, each with mining licenses, along the 210 kilometre Twangiza-Namoya gold belt of the Democratic Republic of the Congo (DRC). The Company believes this to be one of the largest undeveloped gold districts in Africa. Banro has to date identified 4.81 million ounces of Measured and Indicated Resources, plus Inferred Resources of 6.98 million ounces. Exploration and development programs are ongoing to delineate and extend Banro's total resource base on the properties, while advancing them along the development path toward production.

The Assets of a Major

TABLE OF CONTENTS



View of Lake Kivu from Banro's exploration office in Bukavu.

HIGHLIGHTS

2007

Banro completed preliminary assessment studies of Twangiza and Namoya in 2007 and immediately initiated pre-feasibility studies at both projects. Meanwhile, the expansion and upgrading of Banro's mineral resource base continues.

| MARCH | Banro is awarded titles for 14 Permis de Researches (PRs), which cover 3,130 square kilometres and are contiguous to three of the Company's existing properties. Banro now controls 5,730 square kilometres of land within and adjacent to the Twangiza-Namoya gold belt.

| JUNE | Banro increases Indicated Mineral Resources at Namoya by 36% to 938,800 ounces of gold. The Inferred Resource increases to 621,500 ounces of gold.

Banro announces the discovery of the new Twangiza North deposit and increases Measured and Indicated Mineral Resources at Twangiza to 3,146,200 ounces of gold and Inferred Mineral Resources to 3,088,100 ounces of gold.

| JULY | Banro's preliminary assessment of its Namoya gold project indicates annual production of 194,000 ounces at average cash costs of US$217 per ounce during the first 5 years of operations.

Banro's preliminary assessment of its Twangiza gold project indicates annual production of 317,500 ounces at average cash costs of US$215 per ounce during the first 7 years of operations.

| SEPTEMBER | Mike Prinsloo joins Banro as Chief Executive Officer with specific responsibility for overseeing feasibility studies on Twangiza and Namoya and taking these gold projects through the construction stage and into production. He is appointed President and a Director in March 2008.

2008

| JANUARY | Banro increases Measured and Indicated Mineral Resources at Twangiza by an additional 23% to 3,872,000 ounces of gold. The Inferred Mineral Resource now stands at 2,705,000 ounces of gold.

CHAIRMAN'S MESSAGE

...over the next three to five years Banro should be capable of building gold production well above 350,000 ounces per annum, with the potential to boost production even further...



2007 was a year of achievement for Banro as it began the strategic transition from gold explorer to mine developer.

Many of the world's leading gold companies, including AngloGold Ashanti, Gold Fields, Newmont and Barrick, built their businesses from commanding positions on single gold districts. Banro finds itself in a similar position today. Although the Company is at an early phase of development, it has secured a commanding position along one of Africa's last undeveloped gold belts owing to its longstanding involvement in the DRC. The belt hosts four known gold projects, Twangiza, Namoya, Lugushwa and Kamituga. Each is covered by a mining convention lasting until 2027 and which is renewable for a further 25 years thereafter.

The Company has pursued a focused exploration program over the past three years and is advancing Twangiza and Namoya through the pre-feasibility stage, due for completion in June 2008, with final feasibility studies scheduled for completion in December 2008. Each of these projects has the potential to become a world class producer, both from a cost of production and potential revenue perspective. In addition, the Company has undertaken a regional greenfield exploration program which has identified several promising targets within Banro's concessions lying along the 210 kilometre Twangiza-Namoya gold belt. Approximately 130 kilometres of this belt is under Banro's ownership, with applications pending for exploration permits covering the remainder.

The Company's four projects and exploration portfolio are housed in five separate corporate entities, all of which are 100% owned by Banro Corporation. This corporate structure offers exceptional flexibility with respect to financing and developing these projects in a phased approach, which should in turn maximize potential returns by minimizing share dilution at the corporate level. This presents a tremendous opportunity for the Company to become not only a gold producer, but to grow organically into a significant gold company with cash-flows to support an expansion beyond our DRC operations.

The Twangiza and Namoya projects have been advanced in parallel to date. This offers the Company increased flexibility with respect to the financing and development of either or both of these projects. This decision will be concluded post the pre-feasibility studies scheduled for release mid year 2008. Cognisance will be made to minimize dilution and maximize returns as well as achieve organic growth. The latter is one of the key differentiators for Banro in the marketplace owing to the Company having multiple projects in the pipeline. This model is particularly attractive given the planned open pit nature and short lead times to production for each project.

In addition, cash flows would be skewed to the earlier years of the mine life owing to the projects' near surface, heavily oxidized upper zones and potential low stripping ratios. This would support higher debt to equity ratios of financing and boost returns to investors in the earlier years, which is desirable given the higher discount rate environment of the DRC.

We would anticipate that over the next three to five years Banro should be capable of building gold production well above 350,000 ounces per annum, with the potential to boost production even further by bringing Lugushwa and Kamituga on-stream.

In light of the strong cash generation potential of Twangiza and Namoya, as well as the healthy project pipeline and a significant, albeit untested, exploration territory, the Banro board of directors believes it is in the interests of stakeholders to develop these projects internally and minimize dilution to shareholders at this early stage of the value curve.







Top Left: Dan Bansah, Vice-President Exploration, (fourth from left) and Exploration Manager Dr Howard Fall (centre) briefing their senior team.
Above left : Drill crew at Namoya. **Above Right:** Drilling at Twangiza.

Banro's management has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by attracting supportive shareholders who understand the long term value of the business being developed. This approach will be maintained through the development stage of the Company.

Despite a flat share price performance through 2007, the investment case for Banro has never been more compelling. The Company is now trading on a multiple of $35 per ounce, with the gold price over $900 per ounce and with African production ounces commanding ratings of between $3,000 and $8,000 per ounce.

In conclusion, I take this opportunity to express my thanks to the Board, Management Team and staff whose enthusiasm and commitment have been significant factors in delivering the progress we have seen over this financial year and continuing into 2008. I would also like to extend a special thanks to Peter Cowley, who stepped down as Chief Executive Officer in September 2007 and retired as President in March 2008, for his contributions to the Company.

On behalf of Banro and our shareholders, I would like to express our support to the Government and people of the DRC as they continue the transformation to democracy and wish them continuing success in the process of social recovery and economic development.



Simon Village
Chairman
March 2008

PRESIDENT'S MESSAGE



In tandem with our development activities, Banro is accelerating exploration work at all four projects, with almost 67,000 metres of drilling planned in total for 2008

Banro's overriding goal is to bring its four, wholly-owned projects, each of which has a mining license, into operation as early as possible and deliver the benefits of mine development and production to our shareholders and to the people of the DRC. At the same time, the Company recognizes the tremendous, unexplored potential of the Twangiza-Namoya gold belt and the exceptional value that the ongoing expansion of our resource base will add to our mining projects.

A Strategy Focused on Development *and* Exploration

For that reason, the Company is pursuing a two-pronged operations strategy that emphasizes both exploration and development, with 2007 marking the year in which Banro made the transition from an exploration to a mining development company with a sustained focus on exploration.

In July, the Company announced the results of preliminary assessment studies at its Twangiza and Namoya projects. The studies, conducted by independent consultants, indicated that together these two robust projects have the potential to produce 512,000 ounces of gold per year at average cash costs of $216 per ounce over the first five to seven years of operation. This was calculated on the resource base as it stood at mid-year 2007.

Using a conservative gold price of $600 per ounce, the Twangiza study indicated a potential internal rate of return of 33% and a 2.6 year payback from the start of production. The respective estimates for Namoya were a 37% IRR and a 2.3 year payback. Having completed the preliminary assessment studies at mid-year, Banro then proceeded directly to pre-feasibility studies at both projects.

On the exploration front, Banro announced three upgrades to its total resources based on the drilling activities of 2007, which together represented a 30% increase in Measured and Indicated Resources along with a marginal increase in Inferred Resources. As of January 31, 2008, the Company had identified 4.81 million ounces of Measured and Indicated Resources, plus Inferred Resources of 6.98 million ounces.

Also deserving of mention was the award in March 2007 of 14 Permis de Recherche (PRs) by the DRC Mining Cadastral to Banro's wholly-owned subsidiary, Banro Congo Mining SARL. These new PRs, covering 3,130 square kilometres of additional ground, have created significant new exploration opportunities for the Company.

Banro has delineated an exceptional and growing resource base at its projects, yet at the beginning of 2007, much of the Company's holdings had not been explored using modern techniques. To address this challenge, Banro in 2007 completed LiDAR, airborne magnetic and radiometric surveys of all four projects as well as the intervening PRs between the Kamituga and Lugushwa projects. The analysis of this data for target generation and ground follow-up work was well-advanced by year-end and will be used to good effect in 2008.

The 2008 Development Challenge

The Company has vigorous exploration and development programs planned for 2008. With respect to development, Banro is working with several consulting firms to complete by mid-year 2008 our pre-feasibility studies at Twangiza and Namoya. These studies are considering a number of flexible development scenarios. This work will then lead directly to full feasibility studies, with the objective of completing these by December 2008. It is the Company's plan to begin construction of Twangiza in early 2009 and Namoya will follow some time thereafter. At the time of writing, discussions with respect to the various options for financing mine development were well advanced.

Initial development activities are also planned for the Lugushwa project, where Banro plans to complete a preliminary assessment by year-end 2008.

Banro's Exploration Mandate

In tandem with our development activities, Banro is accelerating exploration work at all four projects, with almost 67,000 metres of drilling planned in total for 2008. Much of this work involves in-fill drilling with the objective of increasing Measured and Indicated Resources at Twangiza, Namoya and Lugushwa in support of the feasibility and scoping studies underway. A proportion of the drilling budget will also be devoted to additional resource drilling at each project, with the goal of enhancing the Inferred Resource base. While all four projects are highly prospective for adding resources, Twangiza currently holds

Below: Drill crew at Twangiza. **Top Right:** Mufwa fly camp, Twangiza project. **Bottom Right:** Checking core at Twangiza.






LDD 015
BOX 05
LDD 015
BOX 06
LDD 015
BOX 07

particular promise. In 2008 the Company will begin testing the northern extension of the Twangiza North deposit while accelerating exploration on the promising Mufwa and Tshondo tenements, which lie about 13 kilometres to the west of the Twangiza trend. The Company also intends to establish an exploration camp at Kamituga in the second quarter and begin drilling there in the fourth quarter of 2008.

Finally, the Company plans to pursue ground follow-up on some of the regional targets generated from the LiDAR, airborne magnetic and radiometric surveys conducted in 2007. It also plans to conduct airborne magnetic and radiometric surveys on the PRs adjoining Twangiza and the northern boundaries of Kamituga, which were not included in the 2007 work. Additional LiDAR work is also planned for May 2008.

The Social and Economic Dimensions of Development

Elsewhere in this report is a discussion of the Banro Foundation, a charitable organization established by the Company to support the social and economic development of communities along the Twangiza-Namoya gold belt. The Foundation focuses on education, health and infrastructure improvements identified by community leaders, in particular projects having a positive impact on communities as a whole.

The Banro Foundation, while emerging as a leading force for community development in South Kivu and Maniema provinces, represents only one aspect of Banro's Corporate Social Responsibility activities in the DRC. These also includes our sustained efforts to create capacity-building jobs, ensure wide-spread economic spin-off benefits from mining development and put in place the highest standards of environmental protection. Supporting these and related initiatives are the ongoing efforts of our people in maintaining supportive and transparent relations with the national and provincial governments and local communities. We are working to ensure that all parties understand what Banro is doing and to communicate the positive impact that our activities are having and will have on South Kivu and Maniema provinces and beyond. We also want to understand how Banro can best help the Congolese meet their own goals for social and economic development.

Banro has made exceptional progress since establishing its first exploration camp at Namoya in November 2004. The successful 2007 results and the progress to date in 2008 are a continuing example of this progress. Having joined Banro as Chief Executive Officer in September 2007, I have had an opportunity to work with our geologists and technical and administrative staff in the DRC. During this time, I have come to a deep appreciation of the talents, dedication and quest for excellence that characterizes our team of over 200 men and women in the DRC. I look forward to working closely with them and leading the Banro team as we transition to a development and production company.

Banro's success to date owes much, not only to the hard work of our talented staff, but also to the tremendous support of the Congolese government and people, and the confidence of our valued shareholders. In closing, I extend our sincere thanks to them and to everyone else, including the many consultants and contractors, who contributed to the Company's progress in 2007.

I look forward to the challenges and deadlines ahead and wish everyone participating in this journey all the best for 2008 and beyond.



Mike Prinsloo
President and Chief Executive Officer
March 2008

The Banro Foundation

Our Vision…

Sustainable development through primary education and skills development, improving health care, evolving infrastructure and encouragement of local business – leading to **long-term**, enhanced opportunities and quality of life for local Congolese communities.



The eastern Congo has long suffered from inadequate investment and development assistance, a fact reflected in the poor state of the region's infrastructure, education, health care and public amenities. While Banro believes that mining development will in time contribute significantly to local economic development and job creation, it also recognizes that additional efforts are necessary to promote sustainable community development.

For that reason, the Company in 2005 created the Banro Foundation, a registered charity in the DRC with a mandate to support education, health and infrastructure improvements, principally in the communities where Banro operates. The Foundation focuses on needs identified by local community leaders and invests in improvements that benefit communities as a whole. Wherever possible, the Foundation employs local labour in all its initiatives.







Top: Laying the foundation for the Kigumo Health Centre.
Middle: Building the Nzazo bridge near Twangiza.
Bottom: New beds for the Namoya hospital.

PROJECTS AND SPONSORSHIPS IN 2007

2007 proved to be an exceptionally active year for the Banro Foundation. Among projects completed were the following:

- Reconstruction of the Kadubo bridge near Twangiza.
- Provision of potable water to the village of Mulalanga, near Luguhwa
- Construction of new latrines and the donation of new beds, mattresses, bedding and mosquito nets to the Namoya medical clinic.
- Gift of materials for the rehabilitation of the Sasambila Roman Catholic Church, near Namoya.
- Construction of the 35 kilometre-long Lugushwa-Tulenga road.
- The distribution of stationary supplies to a number of primary schools.
- Sponsorship of an HIV Awareness booklet for high school students in South Kivu to mark HIV Fighting Month in December.
- Sponsorship of the Thwambe-Mwamba Foundation to provide scholarships to seven university students in Maniema Province.
- Financial support to the geology department of the Official University of Bukavu to offset the costs of Field Practical Training
- Sponsorship of the Don Bosco Foundation which provides assistance for street children in Kinshasa.
- Financial support for the Institut Congolais pour la Conservation de la Nature (ICCN), which is responsible for the management of the Luama Kivu and Itombwe Reserve in South Kivu.
- Sponsorship of the Women's Football Gala Competition, December 9, 2007 in Bukavu.







Projects approved during the year, but begun in 2008 included:

- A three year project to supply potable water to the collectivity of Luhindja near Twangiza.
- Construction of a new high school in Luhindja.
- Road rehabilitation in the collectivity of Burhinyi, a community lying between Bukavu and Twangiza.
- Construction of the new Kigumo health centre, near Lugushwa.
- Construction of a Women's Skills Training Centre, also near Lugushwa.
- Construction of the Sarambila Institute High School near Namoya.
- Rehabilitation of the Namoya medical clinic.
- Construction of the Lungomangoma Primary School in Kibiswa, also near Namoya.

In addition to its ongoing activities, the Foundation is often asked by local officials to undertake special projects in support of community development. In 2007, these requests included the renovation of a major bridge in the Bukavu area, undertaken at the request of the Governor of South Kivu. In early 2008, the Foundation was asked to enhance and align its social investments with activities arising from the January 23 Goma Peace Accord. Shortly thereafter, the Banro Foundation responded to needs resulting from the February 3 Lake Kivu earthquake by assisting with reconstruction of an orphanage and repair to an arterial road in Bukavu.

Due to the rapid growth in Foundation activities, Banro in 2007 reorganized the Foundation to support an expanded number of initiatives, accelerate project development, and promote greater community involvement. Five full-time staff were brought on board and secretaries were hired in Twangiza, Namoya and Lugushwa to coordinate the Foundation's work at the local level. In each of our three communities, Banro established committees comprised of leading citizens to recommend community initiatives to be undertaken by the Foundation.

The Banro Foundation celebrated three major events in October when it inaugurated new offices at Twagniza, Lugushwa and Namoya. The provincial Governor and other senior provincial and local officials attended each ceremony. These buildings, which were fully renovated by the Foundation using local labour, are intended to provide a meeting place for local Banro Foundation committees, provide community information on Banro and the Foundation and showcase the achievements of the Foundation. In December, a new Banro Foundation Office was officially opened in Bukavu with a three day ceremony which attracted 342 visitors from the community and was attended by provincial ministers and local officials. Offices are planned for Kamituga and Kindu, capital of Maniema province, in 2008.

Top: His Excellency, Didier Manara, Governor of Maniema, speaking at the opening of the Banro Foundation Office in Namoya.

Middle: Bringing potable water to a village near Lugushwa.

Bottom: Preparing for the sod turning event for the Lugushwa Women's Resource Centre.



BANRO FOUNDATION PARTNERSHIPS

In February 2008, Banro announced a partnership with CARE International to promote sustainable development at the communities near our operations. CARE proposes using the United Nations' Millennium Development Goals to focus Banro's community development efforts, with the goal of creating long-term sustainable economic and social benefits for these communities.

Thanks to the support of the David Smith Foundation of Ottawa, Banro was able to collect and ship medical supplies and equipment to hospitals and clinics in the DRC. The supplies, which are due to arrive in Bukavu in May 2008, were carefully selected to meet medical needs identified by clinics in South Kivu and Maniema provinces.

Banro Foundation also provides financial support to the Biotechnology Development Association Foundation of Montreal. This group works with a Jesuit botanist community near Kinshasa to foster the cultivation of specialized plants for use in commercial medications, with the goal of introducing the cultivation of these specialized plants into rural Congolese communities. The BDA Foundation also operates a mobile medical clinic in rural areas of the DRC.

CREATING JOBS AND OPPORTUNITIES

Banro is committed to creating jobs and economic opportunities for local Congolese. In little more than three years, Banro has gone from having no presence in the eastern DRC to being one of the largest private employers in the region. As it has grown, the Company has deliberately created opportunities for local Congolese and encouraged many local business people to become suppliers to Banro.







Top: Banro's Congolese employees on an educational trip to a mining operation in Ghana.

Second from Top: South Kivu high school students with HIV awareness booklets sponsored by the Banro Foundation.

Third from Top: BF Coordinator Victor Basira awarding first prize at a Women's Soccer Tournament sponsored by Banro.

Bottom: The Mwamikazi or Mother of the Tribal Chief, Mme. Baharanyi Esperance, and the South Kivu Minister of Mines, Hon. Crispin Mutwedu, centre, were among South Kivu dignitaries flown by Banro to the Geita mine in Tanzania in 2007 to learn about a modern gold mining operation.





Top Left: Banro Foundation begins construction on the Nalulwindja Secondary School near Twangiza.

Bottom Left: Abbot Father Paul Badundu (left), and Victor Basira and Willy Mushagalusa (right) of the Banro Foundation, with the Mwamikazi at the official ceremony to launch construction of the Twangiza potable water and secondary school construction projects.

Below: Banro employee Damas Luliba (right) presents cheque to Mwamikazi Bahanangi Esperance to support construction of a potable water delivery system in the town of Luhindja, near Twangiza.



- Of the 206 Banro employees in the DRC, 190 are Congolese citizens. Many of these employees work as geologists, technicians, lab workers and administrative employees.
- Banro's total complement of geologists in the DRC numbers 45; of these, 37 are Congolese. These are young, enthusiastic graduates of Congolese institutions.
- To support their professional development, the Company has put in place one of the most advanced and intensive industry training programs in Africa. Our goal is to raise these young people to professional levels of competence and ensure they will have bright futures in the mining industry. In 2007, for example, the Company organized a trip for our Congolese geologists to Ghana to observe and learn about mining operations.
- Of our eight expatriate geologists, all have spent their careers in Africa, and all but three are Africans. Among our geologists are citizens of Ghana and Tanzania. We look forward to the day when the DRC can boast a large cadre of highly trained geologists, who can contribute to the development of the DRC.
- Additionally, through suppliers and contractors, Banro has created jobs for another 1,110 Congolese – primarily individuals who live in the small villages where we operate.
- This is over 1,300 jobs that Banro has created in the DRC in a little more than three years.

CREATING OPPORTUNITIES FOR WOMEN

Banro currently employs 21 women in its operations, primarily geologists, lab workers and administrative personnel; these include four women serving in senior positions. The Company is committed to increasing the number of female employees at all levels of the Company.

ENVIRONMENTAL PROTECTION AND WORKPLACE SAFETY

Banro's policy on environmental protection is contained within its Business Conduct Policy, which states the Company's belief that effectiveness in environmental standards, along with occupational health and safety, is an essential element in our approach to business. Banro works at continuous improvement in these areas and is guided by the following principles:

1. creating a safe work environment;
2. minimizing the environmental impacts of its activities;
3. building cooperative working relationships with local communities and governments in the Company's areas of operations
4. reviewing and monitoring environmental and safety performance; and
5. prompt and effective response to any environmental and safety concerns.

Banro adheres to the E3 Environmental Excellence in Exploration guidelines, which was developed by the Prospectors and Developers Association of Canada and is considered to be the guiding standard for environmental protection in the mineral exploration business worldwide. In developing plans for future mines, Banro is focusing on creating safe and environmentally sound operations and workplaces.

Banro's management also ensures that all employees and suppliers respect and adhere to the laws of the DRC with respect to the protection of threatened and endangered species.

PROJECT OVERVIEW
TWANGIZA-NAMOYA GOLD BELT



Banro's four wholly-owned gold properties, comprising 13 Exploitation Permits (PEs) are found along the major, 210 kilometre long Twangiza-Namoya gold belt of Archean and Proterozoic age in the South Kivu and Maniema Provinces of the Democratic Republic of Congo. These Exploitation Permits totaling 2,600 square kilometres cover all the major, historical producing areas of Twangiza, Lugushwa, Namoya and Kamituga where approximately 2.4 million ounces of gold were reportedly produced in the past from alluvial and hard rock sources.



KAMITUGA
TWANGIZA
LUGUSHWA
NAMOYA
Gold Deposit
0 25 50
KILOMETRES
N
PE – Permit of Exploitation Titles Received
PR – Exploration Permit Titles Received
PR – Exploration Permit Titles Applied For

Cautionary Note to U.S. Investors – This uses the terms "measured", "indicated" and "inferred" mineral resources to describe mineral deposits to describe mineral deposits. United States investors are advised that while theses terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission ("SEC") does not recognize terms or permit their use in filing by U.S. mining companies. SEC rules permit U.S. mining companies to disclose in their filing public filing only those mineral deposits that are classifed as "reserved" became a determination has been made that they can be economically and legally exploited. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Gold mineralization delineated to date occurs along well defined ridges with excellent potential for the development of open pit reserves.

In March 2007, Banro's wholly-owned subsidiary, Banro Congo Mining SARL was awarded 14 Exploration Permits (PRs) by the DRC Mining Cadastral. These PRs, covering 3,130 square kilometres of highly prospective ground, lie along the Twangiza-Namoya gold belt and are contiguous to the Company's Twangiza, Kamituga and Lugushwa projects.

Preliminary economic assessments were completed at the Twangiza and Namoya projects in July 2007. Pre-feasibility and full feasibility studies are planned for completion at both projects in 2008.

Daniel K. Bansah, Banro's Vice-President, Exploration and a "qualified person" as defined in National Instrument 43-101, reviewed the technical information in this report.



| TWANGIZA | PAGE 16

Measured and Indicated Resource: 3.87 million ounces of gold, based on 53.6 million tonnes grading 2.25 Au g/t; Inferred Resource: 2.70 million ounces of gold, based on 46.2 million tonnes grading 1.82 Au g/t, (using a 1.0 g/t Au cut-off grade).



| LUGUSHWA | PAGE 20

Inferred Resource: 2.74 million ounces of gold, based on 37 million tonnes, grading 2.3 Au g/t, (using a 1.0 g/t Au cut-off grade).



| NAMOYA | PAGE 24

Indicated Resource: 938,800 ounces of gold, based on 8.92 million tonnes grading 3.27 Au g/t; Inferred Resource: 621,500 ounces of gold, based on 7.074 million tonnes grading 2.73 Au g/t, (using a 1.0 g/t Au cut-off grade).



| KAMITUGA | PAGE 28

Inferred Resource: 915,000 ounces of gold, based on 7.26 million tonnes, grading 3.9 Au g/t, (using a 1.0 g/t Au cut-off grade).



| BANRO CONGO MINING SARL | PAGE 29

Exploration Permits (PRs) covering 3,130 square kilometres.



TWANGIZA

Having expanded Measured and Indicated Resources by 29% in 2007, Banro is pursuing an intensive drilling program through 2008 while working towards year-end completion of a full feasibility study.

Twangiza is the most advanced of Banro's four projects, with a growing deposit that currently comprises Measured and Indicated Resources of 3.87 million ounces of gold and Inferred Resources of 2.70 million ounces. The property is located 45 kilometres south-southwest of Bukavu in South Kivu Province and consists of six Exploitation Permits covering 1,164 square kilometres.

2007 Exploration and Development Results

Chief among the 2007 exploration highlights was the discovery and expansion of the gold deposit at Twangiza North, a new trend of approximately 2,500 metres in length, extending directly north from the Twangiza Main deposit. The full Twangiza trend now consists of 3,200 metres of gold mineralization.

This discovery was a result of drilling out a +100 ppb gold-in-soil anomaly that has a strike length of approximately 1.8 kilometres. Unlike the gold mineralization at the Twangiza Main deposit, which is hosted predominantly in shales and siltstones, the mineralization at Twangiza North is associated predominantly with feldspar porphyry sills which have intruded westerly dipping sediments (shales and siltstones). The mineralization in this lithology is non-refractory and open at depth and to the north.

The Twangiza North discovery, together with continued infill drilling along the Twangiza Main deposit, led to a significant increase in resources at the property during the year, with Measured and Indicated Mineral Resources at Twangiza as a whole increasing by 29% to 3,872,000 ounces of gold (53,629,000 tonnes grading 2.25 Au g/t). The Inferred Mineral Resource at Twangiza increased slightly to 2,705,000 ounces of gold (46,188,000 tonnes grading 1.82 Au g/t).

The exploration progress achieved at Twangiza in 2007 resulted from an intensive drilling program of 120 core holes totaling 26,411 metres, with the primary objective being to upgrade and increase the previously defined Inferred Mineral Resource. Between the resumption of drilling in February 2006 and year-end 2007, Banro completed a total of 191 core holes totalling 43,476 metres at Twangiza. Six drill rigs are currently deployed at the Twangiza property.

2007 also saw Banro begin exploration of the Twangiza property outside the main trend. The Company established a new exploration camp at the major artisanal site at Mufwa, situated 13 kilometres northwest of the Twangiza Main deposit, and initiated field work at other target areas including the promising artisanal workings at Tshondo.

LiDAR, airborne magnetic and radiometric surveys were completed of the entire Twangiza property. Several promising new targets have been identified for follow-up work.

Preliminary Assessment

In July 2007, the Company announced the results of a preliminary assessment (scoping study) of Twangiza. This work included the results of evaluations of in-pit mineral resources, capital and operating costs, infrastructural requirements and financial modelling. An increased amount of metallurgical testwork was also undertaken to further evaluate the oxide, transitional and sulphide ore types. (Please see the Company's press release of July 30, 2007).

The significant estimates of the Twangiza scoping study included the following:

- Average annual production of 317,500 ounces of gold per annum during the initial 7 years of operations, with an average 260,300 ounces of gold per annum over the currently defined 13 year mine life.
- Operating total cash costs of US$215 per ounce for the initial 7 year mine life, with an average US$257 per ounce over the 13 year mine life.
- Project post tax net present value of US$511 million based on a 5% discount rate and a gold price of US$600 per ounce.
- Project post tax internal rate of return of 33%, with a 2.6 year payback on project capital expenditures from the start of production.
- Project net cash flow after tax and capital spending of US$791 million.

The preliminary assessment was prepared with input from a number of independent consultants, including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and report compilation.

2008 Exploration and Development Program

The Company is building on the work of the Twangiza scoping study over 2008 with the planned completion in June and December 2008 respectively of pre-feasibility and feasibility

Twangiza Mineral Resource

	Measured	Indicated	Inferred
Tonnes	14,510,000	39,119,000	46,188,000
Au g/t	2.82	2.03	1.82
Oz gold	1,315,400	2,558,000	2,705,000

Total Measured and Indicated: 3,872,000 oz gold. Total Inferred: 2,705,000 oz gold.

At 1.0 g/t Au cut-off

Additional information with respect to the above mineral resource estimates is contained in the Company's press release dated January 15, 2008.

Opposite Page: Aerial view of the Twangiza field camp.
Below: Drill crew at one of six rigs deployed at Twangiza.







studies. To achieve this target, Banro has planned almost 40,000 metres of core drilling at the Twangiza North and Twangiza Main deposits during the year, with the objective of upgrading the existing mineral resources to higher confidence resource categories and extending these deposits. The Company also plans to test the possible northern extension of the Twangiza North deposit while continuing exploration on the Mufwa and Tshondo blocks, and pursuing ground follow-up on regional targets generated from the LiDAR, airborne magnetic and radiometric surveys. Additional drilling to be undertaken as part of the pre-feasibility and feasibility studies will include geotechnical holes to optimize pit slopes and hydro-geological holes to monitor ground water flow and quality.

In addition, Banro plans additional metallurgical testwork at Twangiza with the goal of further optimizing the recoveries of the oxide, transitional and sulphide ore types.

Mineralization

The Twangiza area is underlain by sediments of Proterozoic age that have been intruded by porphyry sills, folded into a series of broad anticlines and synclines and subjected to very low-grade metamorphism. The gold mineralization at the Main Twangiza deposit is hosted within mudstones, siltstones, greywackes and porphyries along the crest of a major anticlinal structure. Gold mineralization is of hydrothermal origin and is associated with sulfides which occur


N
Twangiza North
Twangiza

Top Left: Chief Geologist Chris Bawah (second from right) briefs his team. From left: geologists Manya Nyamukere, Myango Mukungilwa and Bubakar Rudayha; at right: senior project geologist Dustan Daud.

Map: Drill holes at the Main Twangiza and Twangiza North deposits.

in quartz-carbonate veins, and disseminations throughout the host rocks. Unlike the Twangiza Main deposit, the mineralization at Twangiza North is associated predominantly with feldspar porphyry sills that have intruded westerly dipping shales and siltstones, with the mineralization in this lithology being non-refractory. This mineralization is open at depth and to the north where recent regolith mapping has indicated that the gold-in-soil anomalism has been masked by recent colluvial and alluvium material. Other significant gold occurrences on Banro's Twangiza's concessions include Tshondo and Mufwa; these occurrences will be examined as part of the current exploration program.

HISTORY

The Twangiza gold deposit was discovered by Miniere des Grande Lac (MGL) in the 1950s. The company followed the occurrence of alluvial gold deposits upstream from the Mwana River to the present-day Twangiza deposit. MGL tested the deposit through 8,200 metres of trenching and 12,100 metres of adits on seven levels, collecting a total of 17,400 samples. In the mid-1970s, Charter Consolidated undertook detailed exploration, including the excavation of numerous close-spaced adits into the mineralized zone.

In 1996, Banro acquired control of the Twangiza Property, and during the following year, undertook a US$9 million exploration program, which included 10,490 line-kilometres of airborne geophysics, 1,613 samples from 16 adits, and 8,577 drill core samples from 9,122 metres of core drilling along 800 metres of strike. At the time, this represented less than 20% of the interpreted Twangiza mineralized trend. The potential identified at Twangiza has since grown significantly.

Below: Checking core in one of the three Twangiza core shacks.
Bottom: 40,000 metres of drilling are planned at Twangiza in 2008.
Map: Twangiza concession, with new targets shown in relation to current deposits.







The preliminary assessment of Twangiza is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Detailed disclosure with respect to the preliminary assessment of Twangiza, as well as additional information with respect to the Twangiza project, is contained in the technical report of SENET dated September 13, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com. Martin F. Pittuck (an employee of SRK), Gordon Cunningham (a consultant with SENET at the time the report was prepared) and Daniel K. Bansah (Banro's Vice President, Exploration) were the "qualified persons" (as such term is defined in National Instrument 43-101) for the purpose of the said report.

LUGUSHWA

The 2008 program will focus on continued testing of the 5 kilometre-long Lugushwa mineralized trend and completion of the preliminary assessment study.



The three Lugushwa PEs, covering an area of 641 square kilometres, are located approximately 150 kilometres south-west of the town of Bukavu. To date, Banro has delineated an Inferred Mineral Resource of 2.7 million ounces of gold.

Progress Achieved in 2007

Banro undertook a balanced program of drilling and trenching and soil, adit and alluvial sampling over 2007, supplemented with LiDAR, aeromagnetic and radiometric surveys of the entire project to generate new regional targets.

Drilling during the year focused on the G20/21 and D18/19 prospects at Lugushwa. Eleven core holes totaling 2,493 metres were drilled prior to May 2007, with the goal of testing and confirming the existing deposit. Drilling continued to intersect wide zones of gold mineralization from surface.

Meanwhile, ongoing exploration has continued to assess the full extent of the main mineralized trend at Lugushwa. Soil sampling has now extended the trend to 4,600 metres from Kimbangu in the northeast to the new prospect of Mpongo in the southwest. A regional stream sediment sampling program is underway to test the extension of mineralization to the northeast, where historical data indicates potential for finding further prospects. At the southern end of the Lugushwa property, plans are to extend the soil geochemical grid to the boundary of the concession.

Since commencing exploration activities at Lugushwa in 2005, the Company has completed 298 kilometres of gridding, over 4,400 metres of trenching, taken 6,859 soil samples and completed over 10,800 metres of diamond drilling.

2008 Exploration Program

Banro plans a broad exploration program for 2008 that includes 10,000 metres of drilling, as well as surface exploration to identify new targets for exploration. Infill drilling is planned in the first half of the year with the goal of converting



Lugushwa Mineral Resource

	Inferred
Tonnes	37,000,000
Au g/t	2.3
Oz gold	2,735,000

At 1.0 g/t Au cut-off

Banro's independent geological consultant, SRK, undertook a site visit during December 2004 to the Lugushwa project area and completed an updated Mineral Resource estimate in accordance with National Instrument 43-101, which is set out in the table above. Additional information with respect to the Lugushwa property is set out in the technical report dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo". These reports are available on the Banro website, www.banro.com, and on SEDAR at www.sedar.com.

Opposite Page: Aerial view of the Lugushwa field camp.

Left: Senior project geologist Abakari Jumanne checks drill core.

Below: Field assistant Deogratius Kyakwimi (right) with Lugushwa core shed team.



Inferred Resources at D18-19 and G20-21 into higher confidence resource categories in preparation for the preliminary assessment study at Lugushwa, which is planned for completion in the fourth quarter. Resource drilling is planned for the Carriere A prospect and newly identified anomalies within the G20 area and south of Carriere A at Mpongo.

The Company has recently completed analysis of the comprehensive airborne magnetic and radiometric surveys and LiDAR survey undertaken on the property in 2007. The resulting data is helping to identify several new targets for follow-up work.

Metallurgical testwork is also being undertaken to optimize recoveries of oxide, transitional and sulphide ore types.


N
Mapale
Kimbangu
D18- D19
Simali
G20-21
Carriere A
Mpongo

Below: Senior project geologist Abakari Jumanne with geologist Risasi Ombeni and project geologist Mulonda Matata.

Map: Lugushwa project with drill hole locations; 10,000 metres of drilling are planned for Lugushwa in 2008.



HISTORY

Alluvial gold was first discovered at Lugushwa in the 1920s, although mining of these deposits does not appear to have begun until 1958. Limited exploration for primary gold deposits began in 1963 and led to the discovery of several deposits, including the Mapale G7, Simali, and 'Filon de Luxe,' deposits and the D18-19 and G20-21 Lugushwa deposits, plus some smaller zones. The majority of the primary gold mineralization was based on selective surface and underground development along specific mineralized quartz veins and stockworks. No significant open pit mining for primary gold mineralization has ever been conducted at Lugushwa.

Between 1958 and 1996, at least 457,000 ounces of gold were produced from alluvial sources, with a further 10,000 ounces of gold being produced from primary sources.

Mineralization

The geological setting of the main mineralized trend at Lugushwa consists of meta-pelites, meta-siltstones, quartzite and dioritic sills. Mineralized quartz veins and stockworks occur as a network of interlocking conjugate sets with trends oriented from NE-SW and E-W to ESE-WNW with steep dips towards the SW and NW, and moderate dips towards the north respectively. Mineralization also occurs in the host rock between the quartz veins associated with disseminated sulphides. Drilling in 2007 provided a clearer understanding of the mineralized controls, and it is now considered that the gold mineralization at Lugushwa is related to a series of stacked shoots which are found along the axes of shallowly plunging, northeast trending folds.

Below: Banro's sampling preparation laboratory in Bukavu.


BANRO
BANRO



NAMOYA

With completion of a promising preliminary assessment and a 36% increase in Indicated Resources in 2007, Banro foresees a full feasibility study in 2008 and continued expansion and upgrading of resources.

One of Banro's most advanced projects, Namoya lies at the southern end of the Twangiza-Namoya gold belt in Maniema province, approximately 230 kilometres southwest of Bukavu, and consists of one PE covering an area of 174 square kilometres.

Exploration Progress Achieved in 2007

Banro's 2007 drilling program was focused on the Mwendamboko and Muviringu prospects, primarily with the goal of expanding the Company's total mineral resources while continuing to upgrade Inferred Resources to the Indicated category. These two prospects are located along the 2.5 kilometre long mineralized trend at Namoya. A total of 23 core holes totalling 5,714 metres were completed during the year. In total, the Company has drilled 121 core holes totaling 20,752 metres since the commencement of drilling in August 2005. Three rigs are currently deployed at Namoya.

As a result of this ongoing work, the Company in June 2007 announced an increase in Indicated Mineral Resources for Namoya to 938,800 ounces of gold (8.925 million tonnes grading 3.27 Au g/t). This represents an increase of 36% from the previous Indicated Mineral Resource estimate announced by Banro in September 2006. At the same time, the Inferred Mineral Resource at Namoya increased by approximately 7% to 621,500 ounces of gold (7.074 million tonnes grading 2.73 Au g/t).

These resources are found close to surface and could potentially be extracted through open pit mining. Ongoing infill drilling of the expanding Inferred Resource should also result in most of these ounces being upgraded to the Indicated Resource category and fitting within optimized pit shells.

The Company is optimistic that the Namoya resource can be markedly expanded. During the year, Banro completed LiDAR, airborne magnetic and radiometric surveys over the entire Namoya property and maintained an ongoing program of soil and alluvial sampling and trenching with the goal of identifying new targets and expanding the mineralized trend.





From Mineral Exploration to Mining Development

While exploration remains a vital focus, Banro's primary goal at Namoya is to bring these ounces into production in a timely fashion. In 2007, the Company took a vital step towards development with the completion of the preliminary economic assessment (scoping study).

The scoping study foresees an initial open pit operation at Namoya and the potential for developing underground resources in high-grade zones, which are open at depth. There is excellent metallurgy of all ore types and potential for developing nearby hydroelectric power.

The results of this preliminary economic assessment highlight the robust economics of the Namoya project and indicate the potential to generate significant cash flow based on low cash operating costs. (Please see the Company's press release of July 3, 2007.) Among its highlights, the study estimates:

- average annual production of 194,000 ounces of gold per annum during the initial 5 years of operations and an average of 165,000 ounces of gold per annum over the currently defined 8 year mine life;
- operating total cash costs of US$217 per ounce for the initial 5 year mine life, or an average of US$238 per ounce over an 8 year mine life;
- a project post-tax net present value of US$204 million based on a 5% discount rate and a gold price of US$600 per ounce;
- a project post tax internal rate of return of 37%, with a 2.3 year payback on project capital expenditures from the start of production; and
- project net cash flow after tax and capital spending of US$290 million.

Namoya Mineral Resource

	Indicated	Inferred
Tonnes	8,925,000	7,074,000
Au g/t	3.27	2.73
Oz gold	938,800	621,500

At 1.0 g/t Au cut-off

Opposite Page: Namoya drilling operations: 18,000 metres of drilling are planned for the project in 2008.

Top Left: Technician Makonga Lufungulo cutting drill core; safety is paramount in all Banro operations.

Bottom Left: Geologists inspect an adit on the Namoya property.







The preliminary economic assessment was prepared with input from a number of independent consultants, including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and report compilation.

| 2008 Exploration & Development Programs |

Banro's focus in 2008 and beyond is on further improving Namoya's economics by expanding the resource base, completing the feasibility study and moving Namoya along the development path and into production.

Approximately 13,000 metres of drilling are planned for Namoya in 2008, with the objectives of upgrading remaining Inferred Resource ounces and adding to the Company's total mineral resources. Other exploration activities, including soil sampling and trenching, have been extended to cover the rest of the Namoya property in order to delineate additional targets for drilling in 2008. Analysis of the airborne geophysical and LiDAR surveys is also proving invaluable in identifying new prospects on the ground.

Top left: Constantin Mwati and Joseph Balekage cataloguing drill core.

Top right: Senior project geologist Paul Mbuya (centre) discusses drilling plans with his senior team. Left to right: Constantin Mwati, Moise Yav, Machado Roden, Paul Mbuya, Bel Mapendo, Aime Dirokpa and Joseph Balekage.

Bottom: Field crew members Innocent Mbilizi and Jules Kilauri checking core at drill site: three drill rigs are currently deployed at Namoya.


N
Mwendamboko
Muviringu
Kakula
Seketi and
Seketi North
Namoya Summit
Filon "B"
Kangurube
LEGEND
Holes previously reported
Holes reported in this press release
> 250 ppb Au in Soil
> 100 ppb Au in Soil

Map: Namoya project with drill hole locations.

HISTORY

Alluvial deposits of gold were first discovered at Namoya in 1930 and mined between 1931 and 1947. Primary gold was also discovered during this period and underground mining commenced on the Filon 'B' deposit in 1947. Further discoveries of primary gold mineralization were made at Mwendamboko, Kakula and Muviringu, where selective mining was carried out. The majority of this mining was based on small-scale underground development along specific mineralized quartz veins or stockwork zones. During the 1950s a small open pit was established on Mt. Mwendamboko.

Mining ceased in 1961, although there remained substantial un-mined resources in the various deposits plus several other untested mineralized targets. Limited regional and strike exploration appears to have been conducted since 1961. Total historical production at Namoya has been estimated at 278,000 ounces of gold.

Meanwhile the Company is working to complete a pre-feasibility study by mid-year, with plans to proceed directly to full feasibility study with the goal of completion by year-end 2008. Additional metallurgical testwork is being included in the feasibility work to further optimize the recoveries of the oxide, transitional and sulphide ore types. Drilling of geotechnical holes to optimize pit slopes and hydro-geological holes to monitor ground water flow and quality is also being undertaken as part of the ongoing pre-feasibility and feasibility studies.

Mineralization

The mineralization at Namoya is structurally controlled by a 2.5 km, NW-SE trending shear zone within sericite schists, which hosts a series of quartz 'stockwork' deposits. The auriferous vein systems outcrop at the summits of Mt. Mwendamboko, Mt. Namoya, Mt. Kakula, and Mt. Muviringu. Mineralized 'stockwork' outcrops have also been located on eight other hills in the general area.

The preliminary assessment of Namoya is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Detailed disclosure with respect to the preliminary assessment of Namoya, as well as additional information with respect to the Namoya project, is contained in the technical report of SENET dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com. Martin F. Pittuck (an employee of SRK) and Anthony Smith (an independent consultant) were the "qualified persons" (as such term is defined in National Instrument 43-101) for the purpose of the said report.



KAMITUGA

Having identified several new targets in 2007, Banro will soon begin exploration of the "wall rock" potential of this project, which has a long history of significant gold production.

Kamituga is located 100 kilometres southwest of Bukavu and consists of three PEs covering an area of 649 square kilometres. It is the most mature of Banro's four properties, having previously been the site of major alluvial and underground mining operations.

Mineralization

Primary gold mineralization at Kamituga is hosted within high grade, shallow dipping, sheeted quartz veins and stockworks in sericite schists and amphibolites. Banro's independent geological consultant, Steffen, Robertson and Kirsten (UK) Ltd. (SRK), noted in its February 2005 technical report: "...there is much evidence to support the wide scale occurrence of gold mineralization. Most of the work to date has been confined to the area surrounding the Mobale Mine and very little appears to have been conducted throughout the remaining area of the concession."

SRK has outlined a Mineral Resource estimate for Kamituga, which is shown below. Additional information with respect to the Kamituga property resource is contained in SRK's





Top: Banro flew LIDAR, aeromagnetic and radiometric surveys of all projects and two PRs in 2007; the remaining PRs are being flown in 2008.

Middle: Tshanda quarry at Kamituga shows a history of gold extraction.

Map: Kamituga's resource potential.

HISTORY

Gold was first reported in the Kamituga region during the early 1920s with the discovery of alluvial gold in the Luliaba, Mobale, Kahushimira, Kamakundu and Idoka rivers. Commercial alluvial mining commenced in 1924. Exploration during the 1930s also led to the discovery of numerous high grade quartz veins with hard rock mining commencing in 1937 at the Mobale underground operation. During the period of active mining at Kamituga, 29 gold nuggets weighing over 1 kg each were found in alluvial gravels. At the closure of the Kamituga operations in 1996, approximately 1.5 million ounces of gold had been produced from alluvial and hard rock mining.

Kamituga Mineral Resource	
	Inferred
Tonnes	7,260,000
Au g/t	3.9
Oz gold	915,000

At 1.0 g/t Au cut-off

technical report (the "SRK Report"), dated February 2005 and entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo," a copy of which is available on SEDAR at www.sedar.com. Martin F. Pittuck and A. Gareth O'Donovan (employees of SRK) were the "qualified persons" (as such term is defined in National Instrument 43-101) for the purpose of the SRK Report.

2007 and 2008 Exploration Programs

In 2007, Banro completed LiDAR, aeromagnetic and radiometric surveys of the property, primarily with the goal of identifying targets for future exploration. The analysis of this data is largely complete and will assist the Company as it begins exploration of Kamituga in the second half of 2008. This initial work, consisting of gridding, geological mapping, soil, trench and adit sampling, will focus on the bulk tonnage potential in the vicinity of the Little Mobale open pit. A total of 3,250 metres of drilling is planned for the year.

BANRO'S EXPLORATION PERMITS

In March 2007, Banro's wholly-owned subsidiary, Banro Congo Mining SARL was awarded 14 Exploration Permits (PRs) under the provisions of the new DRC Mining Code by the country's Mining Cadastral. These PRs, covering 3,130 square kilometres of highly prospective ground, lie along the Twangiza-Namoya gold belt and are contiguous to the Company's Twangiza, Kamituga and Lugushwa projects.

2007 & 2008 Exploration Programs

In 2007, the two PRs lying between Kamituga and Luguswa were successfully flown as part of the LiDAR and aeromagnetic and radiometric surveys discussed elsewhere in this report. The analysis of this data is largely complete and will assist the Company as it begins exploration of this intervening ground in 2008. It is proposed that in future the Lugushwa field team will treat the Lugushwa concessions and this intervening ground as one continguous project.

Banro also plans to conduct aeromagnetic and radiometric surveys during 2008 over the remaining 12 PRs, which are located between Twangiza and Kamituga, for target generation and ground follow-up.

Cautionary Note Concerning Forward-Looking Statements – This report contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated project economics, mineral resource estimates, potential mineralization, potential mineral resources and the Company's exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza and Namoya preliminary assessments and mine plans; failure to establish estimated mineral resources (the mineral resource figures referred to in this report are estimates and no assurances can be given that the indicated levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.





FINANCIAL REVIEW

The following management's discussion and analysis ("**MD&A**"), which is dated as of March 28, 2008, provides a review of the activities, results of operations and financial condition of Banro Corporation (the "**Company**") as at and for the financial year of the Company ended December 31, 2007 ("**fiscal 2007**") in comparison with those as at and for the financial year of the Company ended December 31, 2006 ("**fiscal 2006**"), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2007 and fiscal 2006. As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this MD&A and in other public filings of the Company are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "**DRC**"), changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

GENERAL

The Company is engaged in the acquisition and exploration of gold properties. The Company's main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga. As well, in March 2007 the Company announced that its wholly-owned DRC subsidiary, Banro Congo Mining SARL, had acquired 14 exploration permits (the "**New PRs**") covering ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa projects, covering an area of 3,130 square kilometres.

During fiscal 2007 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Namoya and Lugushwa. Exploration activities at all three projects consisted of core drilling as well as gridding, soil sampling, trenching and rock sampling and geological mapping. No ground exploration was undertaken during fiscal 2007 with respect to the Kamituga project or the New PRs.

During 2007, the Company completed LiDAR, airborne and radiometric surveys over all four of its project areas. As well, two of the New PRs located between Lugushwa and Kamituga were covered by airborne and radiometric surveys. As a result of delays in completing the in-fill drilling programs at Twangiza and Namoya, the Company fell short of its exploration objective set for fiscal 2007 to complete pre-feasibility studies on its Twangiza and Namoya projects by September 2007. It is now planned that Twangiza and Namoya pre-feasibility studies will be completed by the second quarter of 2008.

Twangiza Project

During 2007, the Company drilled 120 core holes totaling 26,411 metres of drilling at the Twangiza project, using four core rigs. Drilling was focused on the Twangiza Main and Twangiza North deposits. In total, the Company has completed 191 core holes totaling 43,476 metres of drilling at Twangiza during the last two fiscal years. The current mineral resource estimates for Twangiza are summarized as follows:

(using a 1.0 Au g/t cut-off)

Mineral Resource Category	Tonnes	Au (g/t)	Ounces
Measured	14,510,000	2.82	1,315,000
Indicated	39,119,000	2.03	2,558,000
Measured & Indicated	53,629,000	2.25	3,872,000
Inferred	46,188,000	1.82	2,705,000

Ounces and tonnes rounded to the nearest '000.

In July 2007, the Company announced the results of a preliminary economic assessment (i.e. a "scoping study") of the Company's Twangiza project. This preliminary economic assessment was undertaken by a number of independent engineering consultants, including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd.,

Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and report compilation.

Full details with respect to the Twangiza preliminary economic assessment, as well as additional information with respect to the Twangiza project, are contained in the technical report dated September 18, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

During 2007, the Company also commenced exploration in the Mufwa prospect and a fly camp was established at Mufwa, which is located 14 kilometres northwest of the Twangiza Main deposit. The Company plans to commence drilling at this new prospect after groundwork has been completed.

Namoya Project

During 2007, the Company drilled 23 core holes totaling 5,582 metres of drilling at the Namoya project. In total, the Company has completed 121 core holes totaling 20,752 metres of drilling at Namoya since the commencement of drilling in August 2005.

In July 2007, the Company announced the results of a preliminary economic assessment (i.e. a "scoping study") of the Company's Namoya project. This preliminary economic assessment was undertaken by a number of independent engineering consultants, including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and report compilation.

Full details with respect to the Namoya preliminary economic assessment, as well as additional information with respect to the Namoya project (including the current mineral resource estimates), are contained in the technical report dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Lugushwa Project

The exploration at the Company's Lugushwa project during fiscal 2007 focused on evaluating the G20/21 and D18/19 prospects. A drilling program undertaken during 2007 completed 11 core holes totaling 2,493 metres of drilling. In total, the Company has completed 65 core holes totaling 10,815 metres of drilling at Lugushwa since the commencement of drilling in 2006. It is proposed that the Company will carry out an additional 10,000 metres of core drilling at Lugushwa during 2008 focusing on existing deposits and extensions as well as newly defined targets. Drilling results are expected to be incorporated into a preliminary economic assessment, which is planned to be completed by the end of the fourth quarter of 2008, subject to sufficient drilling being undertaken.

Additional information with respect to the Lugushwa project, including the current mineral resource estimates, is contained in the technical report of Michael B. Skead dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Kamituga Project

During 2007, the Kamituga project was covered by the LiDAR, aeromagnetic and radiometric surveys that were carried out as part of a regional program. No ground exploration was undertaken at Kamituga during fiscal 2007. It is anticipated that exploration at Kamituga will commence during the first half of 2008, such exploration planned to consist of gridding, geological mapping and soil, trench and adit sampling in the vicinity of the Little Mobale open pit.

Regional Exploration (Banro Congo Mining SARL)

During fiscal 2007, the properties covered by New PR 1570 and New PR 1577 located between Kamituga and Lugushwa were flown as part of the aeromagnetic and radiometric surveys conducted by the Company. No ground exploration field work was undertaken during 2007 on any of the New PRs.

Principal Exploration Objectives for 2008

The Company's principal exploration objectives for 2008 are to complete full feasibility studies on Twangiza and Namoya and, subject to completing sufficient drilling, to complete a preliminary economic assessment (i.e. "scoping study") at Lugushwa. In addition, the Company intends to complete additional airborne magnetic, LiDAR and radiometric surveys over Banro's properties along the Twangiza-Namoya gold belt in order to prioritize target areas for exploration follow up.

Qualified Person

Daniel K. Bansah, the Company's Vice President, Exploration and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this MD&A, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

SELECTED ANNUAL INFORMATION

As the Company is in the mineral exploration business and has not commenced mining operations, the Company has not generated any operating revenues to date. There is also no expectation of revenues from the Company's activities in the foreseeable future. The following financial data, which has been prepared in accordance with Canadian generally accepted accounting principles, is derived from the Company's consolidated financial statements for each of the three most recently completed financial years.

	2007	2006	2005
Net loss	$ 4,315,805	$ 3,058,375	$ 4,501,342
Net loss per share	$ 0.11	$ 0.08	$ 0.16
Deferred exploration expenditures	$ 64,087,344	$ 34,132,109	$ 12,162,137
Total assets	$ 100,808,199	$ 90,398,386	$ 38,112,946

For fiscal 2007, the Company's net loss increased by approximately 41% compared to the net loss reported for fiscal 2006. The Company's net loss for fiscal 2007 was significantly impacted by increased stock option compensation expense of $5,734,295 (compared to $1,167,062 recorded in the prior year) and a foreign exchange gain of $3,276,337 (compared to a foreign exchange loss of $597,605 incurred during fiscal 2006).

The Company's loss for fiscal 2006 decreased by 32% compared to fiscal 2005. This loss during fiscal 2006 was significantly impacted by: (a) increased interest income ($1,987,420 during fiscal 2006 compared to $336,642 during fiscal 2005); (b) increased stock-based compensation issued to employees and directors of the Company ($1,167,062 during fiscal 2006 compared to $873,048 during fiscal 2005); and (c) a foreign exchange loss of $597,605 (compared to a foreign exchange gain of $691,207 incurred during fiscal 2005). In addition, during fiscal 2006 the Company's gain on dilution of interest in its investment in BRC Diamond Corporation (which changed its name in February 2008 to BRC DiamondCore Ltd.) (**"BRC"**) increased to $1,514,962 compared to $630,084 recorded during fiscal 2005. As at December 31, 2007, the Company held 27.43% (December 31, 2006 – 30.14%) of the outstanding shares of BRC (which is a diamond exploration company active in the DRC and in South Africa) with a quoted market value of approximately $26,208,224 as at December 31, 2007 (December 31, 2006 – $12,304,847). The shares of BRC trade on the Toronto Stock Exchange.

RESULTS OF OPERATIONS

The Company's operations in fiscal 2007 ended with a net loss of $4,315,805, or $0.11 per share, compared to a net loss of $3,058,375, or $0.08 per share, incurred in fiscal 2006. During fiscal 2007, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2006:

Professional fees

Professional fees, which included mainly legal, audit and accounting fees, slightly decreased by $59,517 from $686,376 in fiscal 2006 to $626,859 in fiscal 2007. Legal fees were incurred in connection with the Company's general corporate activities and compliance with securities regulatory requirements. During fiscal 2006, the Company incurred additional legal fees with respect to work related to the filing of a prospectus with the securities regulatory authorities in Canada.

Consulting fees

Consulting fees decreased to $43,380 in fiscal 2007 from $245,435 in fiscal 2006, as many of the consulting agreements in force during 2006 expired and were not renewed in 2007.

Office and sundry

Office and sundry expenses, which included items such as rent, filing fees, insurance and communication costs, increased overall by approximately 13% during fiscal 2007 compared to fiscal 2006. This increase was mainly the combined result of a 39% decrease in office supplies and expenses, a 35% decrease in postage and shipping expenses, a 38% increase in insurance costs, a 30% increase in dues and subscriptions and a 10% increase in communication costs.

Salaries

Salary expenses increased by 27% to $1,658,228 during fiscal 2007 from $1,306,412 recorded during fiscal 2006, due mainly to a general increase in employee annual salary amounts as well as due to an increased number of employees.

Employee stock-based compensation

The fair value of employee stock-based compensation accrued during fiscal 2007 increased to $5,734,295 from $1,167,062 accrued during fiscal 2006, due to new stock option grants during fiscal 2006 and 2007.

Travel

Travel expenses increased by 52% from $451,291 in fiscal 2006 to $685,306 in fiscal 2007 reflecting increased visits to the Company's projects in the DRC, including analysts' visits to the projects, during fiscal 2007 as compared to fiscal 2006.

Shareholder relations and promotion

Expenses related to shareholder relations and promotion for fiscal 2007 decreased by 33% compared to fiscal 2006 mainly due to fewer promotional and investor relations activities undertaken during fiscal 2007 as compared to fiscal 2006. In addition, many of the agreements with respect to shareholder relations and promotion in force during 2006 were not renewed during fiscal 2007.

Foreign exchange gain/loss

The Company recorded a foreign exchange gain of $3,276,337 in fiscal 2007, compared to a foreign exchange loss of $597,605 in fiscal 2006, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income

The Company's idle cash is invested in US$ and Cdn$ commercial papers and discount notes. During fiscal 2007, these short term investments generated interest revenue of $2,007,426 compared to $1,987,420 generated in fiscal 2006. Interest revenue recorded did not significantly vary from fiscal 2006 to fiscal 2007 as the total short-term investment amounts remained approximately the same on average throughout the two years.

Exploration expenditures

During fiscal 2007, the Company incurred exploration expenditures of $29,955,234 capitalized as deferred exploration expenditures in the Company's consolidated balance sheet. The allocation of such exploration expenditures by project was as follows:

Twangiza project	$ 15,699,410
Namoya project	7,340,025
Lugushwa project	5,862,692
Kamituga project	647,419
Banro Congo Mining SARL	405,688
Total	**$ 29,955,234**

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2007 and fiscal 2006. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

2007				
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net loss	$(2,440,694)	$ (725,777)	$ (93,980)	$(1,055,354)
Net loss per share	$ (0.06)	$ (0.02)	$ (0.00)	$ (0.03)
2006				
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net (loss) income	$(2,449,007)	$ (278,842)	$ (757,158)	$ 426,632
Net (loss) earnings per share	$ (0.06)	$ (0.01)	$ (0.02)	$ 0.01

The increase in the net loss recorded in the fourth quarter of 2007 as compared to the third quarter of 2007 was most significantly impacted by the recording during the fourth quarter of 2007 of stock-based compensation expense of $1,585,328. In addition, the Company recorded during the fourth quarter of 2007 a significant increase in salary expense due to the year end bonuses paid to employees. During the third quarter of 2007, the net loss increased to $725,777 compared to a net loss of $93,980 incurred in the second quarter of 2007, mostly due to employee stock option compensation of $1,230,127. The net loss during the third quarter of 2007 was also significantly impacted by foreign exchange gain of $1,245,021 as well as by the Company's share of equity loss ($307,087) of BRC. During the second quarter of 2007, the Company's net loss decreased to $93,980 compared to a net loss of $1,055,354 reported for the first quarter of 2007. The Company's results in the second quarter of 2007 were significantly impacted by the recognition of stock-based compensation expense of $1,166,602 (which amount was a significant decrease from the amount recorded during the first quarter of 2007) and a recorded foreign exchange gain of $1,716,754. The Company's results in the first quarter of 2007 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC of $1,116,561, as well as by the recognition of stock-based compensation expense of $1,752,239. The increase in the net loss recorded in the fourth quarter of 2006 as compared to the third quarter of 2006 was most significantly impacted by the recording during the fourth quarter of 2006 of stock-based compensation expense of $664,773, as well by a foreign exchange loss which increased significantly from the foreign exchange gain recorded during the third quarter of 2006. In addition, the Company recorded during the fourth quarter of 2006 a significant increase in salary expense due to the year end bonuses paid to employees. The net loss incurred during the third quarter of 2006 decreased significantly, compared to the net loss incurred during the second quarter of 2006, due mainly to a general decrease in expenses including stock option compensation expense, consulting fees and shareholder relations and promotions. During the second quarter of 2006, the Company incurred a net loss of $757,158 compared to a net income of $426,632 reported for the first quarter of 2006. The Company's results in the first quarter of 2006 were impacted by the recognition of a gain on dilution of equity interest in BRC of $1,487,760. During the second quarter of 2006, the Company's results were impacted by a foreign exchange gain of $359,741, increased interest income as compared to the first quarter of 2006, and a United Kingdom national insurance contributions liability relating to stock option exercises by employees in the United Kingdom.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2007, the Company had cash and short term investments of $31,929,604 compared to cash and short term investments of $52,261,021 as at December 31, 2006. The Company received an additional $4,671,648 during fiscal 2007 from the exercise of 1,259,500 stock options under the Company's stock option plan.

During fiscal 2007, the Company spent $26,027,624 in exploration expenditures and $213,108 on capital assets to carry on its DRC projects (compared to $19,806,006 in exploration expenditures and

$529,722 on capital assets spent during fiscal 2006). During fiscal 2007, the Company's exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil sampling, trenching and rock sampling with geological mapping. The Company also conducted LiDAR, aeromagnetic and radiometric surveys over all four of its projects, as well as aeromagnetic and radiometric surveys over two New PRs located between Kamituga and Lugushwa.

The Company has a proposed exploration and general and administrative budget for 2008 of approximately $43.08 million in the aggregate, allocated as follows:

	($ 000's)
Twangiza project	16,567
Namoya project	8,940
Lugushwa project	5,593
Kamituga project	3,422
Banro Congo Mining SARL	3,386
Administration and office support	5,174
Total	43,082

The actual expenditures incurred during 2008 at each project will be dependent on the exploration results achieved during 2008.

The Company will need to raise additional funds to complete the exploration programs proposed for 2008 and beyond. There is no assurance that such financing will be available on acceptable terms, if at all.

In February and March 2008, the Company received an additional Cdn$1,240,000 from the exercise of 300,000 stock options under the Company's stock option plan.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period				
	Total	Less than one year	One to three years	Four to five years	After five years
Operating leases	$ 292,991	$ 125,502	$ 167,489	$ -	$ -

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the Company's financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted during the year. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company's shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company's control, and thus, may be significantly different from the Company's estimates.

The values of all stock options granted during fiscal 2007 were estimated, using the Black-Scholes option-pricing model, based on the following factors:

- risk-free interest rate: 3.83% to 4.23% (2006 – 3.83% to 4.08%);
- expected volatility: 51.63% to 52.51% (2006 – 42.91% to 50.92%);
- expected life: 5 years (2006 – 3 to 5 years);
- expected dividends: $Nil (2006 - $Nil).

RECENT ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA Accounting Standards Board ("**AcSB**") adopted a strategic plan for accounting standards in Canada under which the current accounting standards for public companies in Canada are expected to converge with IFRS by the end of year 2011. The Company will continue to monitor the developments in regards to the AcSB's plan and has not yet determined the impact of these prospective changes on the financial statements of the Company.

Capital Disclosures

In December 2006, the CICA issued accounting standards Section 1535, Capital disclosures which requires companies to disclose their objectives, policies and processes for managing capital as well as compliance with any externally imposed capital requirements. Section 1535 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after October1, 2007. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

Financial Instruments – Disclosure and Presentation

In December 2006, the CICA issued accounting standards Section 3862 *Financial Instruments* – Disclosure and Section 3863 *Financial Instruments – Presentation*. Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity's financial position and performance as well as the nature and the risks arising from financial instruments and non-financial derivatives.

Section 3863 carries forward unchanged the presentation requirements for financial instruments of Section 3861, *Financial Instruments – Disclosure and Presentation*. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not anticipate the adoption of these standards to have a significant impact on its consolidated financial statements.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, *Goodwill and intangible asset*, replacing Section 3062 *Goodwill and intangible assets* and Section 3450, *Research and development costs*. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating and has not yet determined the impact of the adoption of this standard, if any, on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, and accounts payable and accrued liabilities approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions is denominated in Canadian dollars and in Congolese francs. Significant foreign exchange gain or losses are reflected as a separate component of the consolidated statement of operations and deficit. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal.

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 28, 2008, the Company had outstanding 40,160,137 common shares and stock options to purchase an aggregate of 3,390,551 common shares.

RELATED PARTY TRANSACTIONS

During fiscal 2007, directors fees of $90,000 (2006 – $30,000) were paid to non-executive directors of the Company. During fiscal 2007, legal fees of $435,942 (2006 – $608,238), incurred in connection with general corporate matters (as well as the Company's financing with respect to fiscal 2006) were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. As at December 31, 2007, $9,551 (2006 – $20,054) owing to this legal firm was included in accounts payable.

During the fourth quarter of 2007, the Company agreed to act as guarantor of a Cdn$3,000,000 line of credit facility (the "**Facility**") arranged between BRC and RBC Dominion Securities Inc. (the "**Lender**"). Subsequent to the year end, the Facility was increased from $3,000,000 to $6,000,000. The said guarantee is secured by way of a pledge of the Company's investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by no later than July 28, 2008.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company's operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of

mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

There is a degree of uncertainty to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity and grade of mineral resources must be considered as estimates only. In addition, the quantity and grade of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity or grade of mineral resources may affect the economic viability of the deposit. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company's consolidated financial statements by creating gains or losses. During fiscal 2007 and fiscal 2006, the Company recorded a foreign exchange gain of $3,276,337 and a foreign exchange loss of $597,605, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 28, 2008 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com).

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2007, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings* of the Canadian Securities Administrators) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. No changes were identified in the Company's internal control over financial reporting during the quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

BDO

TO THE SHAREHOLDERS OF BANRO CORPORATION

We have audited the consolidated balance sheets of Banro Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations and other comprehensive loss, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 28, 2008

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in accounting policies, such as those described in the summary of significant accounting policies, has a material effect on the consolidated financial statements. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and in the auditors' report when these are adequately disclosed in the consolidated financial statements.

BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 28, 2008

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

	December 31 2007	December 31 2006
ASSETS		
Current		
Cash	$ 2,167,013	$ 5,962,993
Short term investments (Note 2)	29,762,591	46,298,028
Accounts receivable and prepaid expenses	414,572	279,449
	32,344,176	52,540,470
Investments (Note 3)	3,507,960	2,516,178
Property, plant and equipment (Note 4)	916,880	1,209,629
Deferred exploration expenditures (Note 5)	64,087,344	34,132,109
	$ 100,856,360	$ 90,398,386
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	$ 3,597,956	$ 2,858,957
Commitments and guarantees (Note 8 and 12)		
Shareholders' equity		
Share capital	136,593,491	130,181,820
Contributed surplus	14,000,674	6,873,951
Accumulated other comprehensive income	503,570	7,294
Deficit	(53,839,331)	(49,523,526)
	97,258,404	87,539,429
	$ 100,856,360	$ 90,398,386

On behalf of the Board

Director — Peter N. Cowley

Director — Arnold T. Kondrat

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

(Expressed in U.S. dollars)

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

For the years ended December 31	2007	2006	2005
Expenses			
Professional fees	$ 626,859	$ 686,376	$ 551,472
Consulting fees	43,380	245,435	760,655
Office and sundry	886,407	787,747	820,830
Salary	1,653,228	1,306,412	1,374,511
Employee stock based compensation	5,734,295	1,167,062	873,048
Travel	685,306	451,291	526,818
Shareholder relations and promotion	554,805	833,212	839,150
Directors fees	90,000	30,000	23,848
Interest and bank charges	21,398	17,377	13,330
Amortization	24,362	21,520	37,777
Foreign exchange loss (gain)	(3,276,337)	597,605	(691,207)
	(7,043,703)	(6,144,037)	(5,180,232)
Interest income	2,007,426	1,987,420	336,642
Loss from operations	(5,036,277)	(4,156,617)	(4,793,590)
Share of equity loss of BRC DiamondCore Ltd. (Note 3(a))	(480,271)	(416,720)	(337,836)
Gain on dilution of interest in BRC DiamondCore Ltd. (Note 3(a))	1,124,779	1,514,962	630,084
Gain on sale of investment in NBI (Note 3(c))	9,412	—	—
Effect of deconsolidation of Loncor (Note 3(b))	66,552	—	—
Net loss for the year	(4,315,805)	(3,058,375)	(4,501,342)
Translation of equity investment with Canadian dollar functional currency to US dollar reporting currency	496,286	(16,165)	23,449
Comprehensive loss for the year	$ (3,819,519)	$ (3,074,540)	$ (4,477,893)
Loss per share (Note 6(d))	$ (0.11)	$ (0.08)	$ (0.16)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in U.S. dollars)

	Number of Shares	(Note 6) Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit
December 31, 2004	26,565,688	$ 51,079,128	$ 3,409,456	$ —	$ (41,963,809)
Issuance of stock options	—	—	2,115,579	—	—
Issuance of stock options BRC	—	—	190,164	—	—
Exercise of stock options	406,000	246,467	(48,296)	—	—
Exercise of warrants	240,000	1,048,939	(259,620)	—	—
Issued during the year	5,500,000	25,351,260	—	—	—
Translation of equity investment	—	—	—	23,449	—
Net loss for the year	—	—	—	—	(4,501,342)
December 31, 2005	32,711,688	77,725,794	5,407,283	23,449	(46,465,151)
Share of BRC contributed surplus (Note 3(a))	—	—	179,759	—	—
Issuance of stock options	—	—	3,228,511	—	—
Options exercised or forfeited	1,512,949	5,521,674	(1,941,702)	—	—
Issued during the year (Note 6 (b))	4,376,000	46,934,352	—	—	—
Translation of equity investment	—	—	—	(16,165)	—
Net loss for the year	—	—	—	—	(3,058,375)
December 31, 2006	38,600,637	130,181,820	6,873,851	7,284	(49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	—	—	—	(18,825)	—
Share of BRC contributed surplus (Note 3(a))	—	—	333,270	—	—
Issuance of stock options	—	—	9,751,397	—	—
Options exercised or forfeited	1,259,500	6,411,671	(2,957,844)	—	—
Reversal of fair value upon disposition of investment available-for-sale	—	—	—	18,825	—
Translation of equity investment	—	—	—	496,286	—
Net loss for the year	—	—	—	—	(4,315,805)
December 31, 2007	39,860,137	$136,593,491	$ 14,000,674	$503,570	$(53,839,331)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

(Expressed in U.S. dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	2007	2006	2005
Cash provided by (used in)			
Operating activities			
Net loss for the period	$ (4,315,805)	$ (3,058,375)	$ (4,501,342)
Adjustments to reconcile loss to net cash provided by operating activities			
Unrealized foreign exchange loss (gain)	(6,050,315)	644,293	(1,488,349)
Share of equity loss	480,271	416,720	337,836
Gain on dilution of interest	(1,124,779)	(1,514,962)	(630,084)
Value of options issued (Note 6(c))	5,087,460	1,167,062	1,585,965
Amortization	24,362	21,520	37,777
Gain on disposition of investment in NBI	(9,412)	—	—
Gain on disposition of investment in Loncor	(66,552)	—	—
Accrued interest	172,624	(558,576)	(191,603)
Changes in non—cash working capital			
Accounts receivable and prepaid expenses	(135,123)	(148,953)	(105,967)
Accounts payable	738,999	1,437,386	1,209,355
	(5,198,270)	(1,593,885)	(3,746,412)
Investing activities			
Acquisition of property, plant and equipment	(213,108)	(529,722)	(819,935)
Short term investments	16,362,813	(23,949,849)	(21,598,000)
Investment and advances to BRC DiamondCore Ltd.	(3,739)	387,310	—
Proceeds on sale of NBI	160,013	—	—
Proceeds on sale and advances (paid) to Loncor	413,156	(55,000)	—
Due from related parties and note receivable	—	—	(362,291)
Deferred exploration expenditures (Note 5)	(26,027,624)	(19,806,006)	(8,690,090)
	(9,308,489)	(43,953,267)	(31,470,316)
Financing activities			
Common shares issued and exercise of stock options for cash	4,671,648	50,757,481	26,338,750
Effect of foreign exchange on cash held in foreign currency	6,039,131	(899,223)	1,472,718
Net (decrease) increase in cash during the year	(3,795,980)	4,311,056	(7,405,260)
Cash, beginning of year	5,962,993	1,651,937	9,057,197
Cash, end of year	$ 2,167,013	$ 5,962,993	$ 1,651,937

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

NATURE OF BUSINESS

Banro Corporation's (the "Company") business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the *Canada Business Corporations Act* on April 2, 2004. The Company was previously governed by the Ontario *Business Corporations Act*.

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

INVESTMENTS

Investments in companies subject to significant influence are accounted for using the equity method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	- 20% declining balance basis
Office equipment	- Straight line over four years
Vehicles	- Straight line over four years
Communication equipment	- Straight line over four years
Field camps	- Straight line over four years
Surveying equipment	- Straight line over four years
Geochemistry	- Straight line over four years
Field equipment	- Straight line over four years
Leasehold improvements	- Straight line over five years

ASSET IMPAIRMENT

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

FOREIGN CURRENCY TRANSLATION

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. The Company's foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the year, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive loss. The Company's self-sustaining equity investee is accounted for under the current rate method. Under this method, all assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at actual or average rates for the period. Exchange gains or losses arising from the translation are recorded in equity in the cumulative translation adjustment component of other comprehensive income. The Company accounts for BRC DiamondCore Ltd. as a self-sustaining equity investee.

DEFERRED EXPLORATION EXPENDITURES

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

STOCK OPTIONS

The Company has a stock option plan, which is described in Note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

(Expressed in U.S. dollars)

FINANCIAL INSTRUMENTS, COMPREHENSIVE INCOME, HEDGES AND EQUITY

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accounts ("CICA") accounting standards related to, *Comprehensive Income* (Section 1530), *Financial Instruments – Recognition and Measurement* (Section 3855), *Financial Instruments – Disclosure and Presentation* (Section 3861), *Hedges* (Section 3865) and *Equity* (Section 3251). These accounting statements have been adopted on a prospective basis and prior periods have not been restated.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions, event and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under section 3855, financial instruments must be classified into one of the following categories: held-to-maturity, held-for-trading, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and recognition of changes in the fair value will depend on their initial classification; held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income, while available-for-sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading. Accounts receivable have been classified as loans and receivables. Short term investments have been classified as held-to-maturity. Accounts payable and accrued liabilities have been classified as other financial liabilities. The Company's investment in Nevada Bob's International Inc., previously carried at cost less provision for other than temporary declines in value, was designated as available-for-sale. As a result of the adoption of these recognition and measurement standards for financial instruments the Company recorded an unrealized loss of $18,825 related to its available-for-sale investments in accumulated other comprehensive income.

Section 3861 establishes standards for presentation of financial instruments and identifies the information required for disclosure in the company's financial statements.

Section 3865 specifies the criteria under which hedge accounting can be used and establishes the required disclosures. The Company is not currently engaged in any hedging activity. As a result, the adoption of section 3865 did not have any impact on the Company's consolidated financial statements.

The Company's adoption of section 3251 resulted in expanded disclosure of its components of shareholder's equity.

INCOME TAXES

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

USE OF ESTIMATES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures.

VARIABLE INTEREST ENTITIES

Variable Interest Entities ("VIE's") are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns. The Company currently does not have any VIE's.

ACCOUNTING CHANGES

Effective January 1, 2007 the Company adopted the revised recommendations of CICA Section 1506, Accounting Changes which provides expanded disclosures for changes in accounting policies, accounting estimates and correction of errors. Under the revised standards, a voluntary change in accounting policies is permitted only when required by a primary source of GAAP or when the change results in financial statements providing more reliable and relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance or cash flows. Accounting changes are applied retrospectively unless otherwise permitted or unless it is impractical to determine the period or cumulative impact of the changes. Corrections of prior period errors

(Expressed in U.S. dollars)

are applied retrospectively and changes in accounting estimates are applied prospectively. This did not affect the Company's consolidated financial statement position, results of operations or cash flows. This standard also requires that any new CICA Handbook standards to be adopted in future periods and the impact of those new standards need to be disclosed in the financial statements.

FUTURE ACCOUNTING STANDARDS

Capital Disclosures

In December 2006, the CICA issued accounting standards Section 1535, Capital disclosures which requires companies to disclose their objectives, policies and processes for managing capital as well as compliance with any externally imposed capital requirements. Section 1535 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

Financial Instruments – Disclosure and Presentation

In December 2006, the CICA issued accounting standards Section 3862 *Financial Instruments – Disclosure* and Section 3863 *Financial Instruments – Presentation*. Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity's financial position and performance as well as the nature and the risks arising from financial instruments and non-financial derivatives.

Section 3863 carries forward unchanged the presentation requirements for financial instruments of Section 3861, *Financial Instruments – Disclosure and Presentation*. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not anticipate the adoption of these standards to have a significant impact on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for accounting standards in Canada under which the current accounting standards for public companies in Canada are expected to converge with IFRS by the end of year 2011. The Company will continue to monitor the developments in regards to the AcSB's plan and has not yet determined the impact of these prospective changes on the consolidated financial statements of the Company.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, *Goodwill and intangible assets*, replacing Section 3062 *Goodwill and intangible assets* and Section 3450, *Research and development costs*. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating and has not yet determined the impact of the adoption of this standard, if any, on its consolidated financial statements.

1. Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

2. Short Term Investments

The Company has invested in US$ commercial paper and discount notes with interest rates varying from 4.78% to 4.93%, maturities up to February 1, 2008 and a market value of $18,486,429 and Cdn$ discount notes and bankers acceptance with interest rates varying from 4.35% to 4.41%, maturities up to February 11, 2008 and a market value of $11,275,006 (Cdn$11,176,652).

3. Investments

	December 31 2007	December 31 2006
BRC DiamondCore Ltd. (a)	$ 3,507,960	$ 2,022,872
Loncor Resources Inc. (b)	—	342,705
Nevada Bob's International Inc.(c)	—	150,601
Investments, end of the year	$ 3,507,960	$ 2,516,178

a) Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

The Company owns 3,744,032 common shares, representing a 27.43% (December 31, 2006 – 30.14%) equity interest, in BRC DiamondCore Ltd. ("BRC") with a quoted market value of approximately $26,438,856 (December 31, 2006 - $12,304,847). The principal business of BRC is the acquisition and exploration of diamond properties. The assets and liabilities of BRC are translated in US $ at the year end rate of exchange for the purpose of incorporation in the Company's consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under accumulated other comprehensive loss as a separate component of shareholders' equity.

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited ("Diamond Core"), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of the Company for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that BRC now has outstanding approximately 25.74 million shares and, immediately following the completion of the acquisition, former Diamond Core shareholders held approximately 47% of BRC's outstanding shares. Concurrent with this transaction, BRC changed its name from BRC Diamond Corporation to BRC DiamondCore Ltd. and its shares were listed on the Toronto Stock Exchange and the JSE Limited in Johannesburg, South Africa. As a result of this transaction, the Company's equity interest in BRC was reduced to approximately 14.55%.

In April 2005, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$2.50 per share for gross proceeds of Cdn$2,500,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 35.78%. This reduction in equity interest resulted in a dilution gain of $630,084.

In March 2006, BRC issued, by way of private placement, 1,900,000 of its common shares at a price of Cdn$3.50 per share for gross proceeds of Cdn$6,650,000. In April 2006, BRC issued 60,000 common shares, on the exercise of broker warrants, at a price of Cdn$2.50 per share for gross proceeds of Cdn$150,000. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 30.14%. This reduction in equity interest resulted in a dilution gain of $1,514,962.

In March 2007, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$5.00 per share for gross proceeds of Cdn$5,000,000. In addition, during 2007, BRC issued 227,600 common shares, on the exercise of broker warrants and stock options, for gross proceeds of Cdn$472,560. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 27.43%. This reduction in equity interest resulted in a dilution gain of $1,124,779.

The Company's investment in BRC is summarized as follows:

	December 31 2007	December 31 2006
Equity investment, beginning of year	$ 2,022,873	$ 708,292
Share of loss	(480,271)	(387,425)
Gain on dilution of interest	1,124,779	1,514,962
Share of contributed surplus	333,270	179,759
Cumulative translation adjustment	503,570	7,284
Equity investment, end of year	$ 3,504,221	2,022,872
Amount due to BRC	3,739	—
	$ 3,507,960	$ 2,022,872

BRC's summarized consolidated balance sheet as at December 31, 2007 and 2006 and income statement for the years ended December 31, 2007, 2006 and 2005, converted to US $ at the year end rate of exchange, are as follows:

	2007	2006
Assets		
Current assets	$ 1,346,209	$ 329,988
Investment	—	78,939
Deferred charges	2,052,110	—
Mineral properties	14,313,184	6,401,050
Property, plant and equipment	598,877	138,695
	18,310,380	6,948,672
Liabilities	(5,535,542)	(237,082)
Net Equity	$ 12,774,838	$ 6,711,590

(Expressed in U.S. dollars)

	2007	2006	2005
Income Statement			
Interest income	$ —	$ 336	$ 263
Expenses	(1,848,313)	(887,642)	(899,996)
Loss on disposition of investment	(15,597)	—	—
Write-off of mineral claims	(16,440)	(355,531)	(25,465)
Net Loss	$(1,880,350)	$(1,242,837)	$(925,198)

b) Investment in Loncor Resources Inc.

As at December 31, 2006, the Company owned 2,584,300 common shares, representing a 48.76% equity interest in Loncor Resources Inc. ("Loncor"), a mineral exploration company. On December 21, 2007, the Company sold back to Loncor all of its common shares of Loncor at fair value of Cdn$258,430. The Company received all amounts due from Loncor in the amount of $413,156.

On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of the then wholly-owned subsidiary, Loncor, to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company's equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity. As the Company continued to exercise significant influence over Loncor's operations until its disposal in the current year, it changed the method of accounting for its investment in Loncor from the consolidation method to the equity method.

The Company's investment in Loncor is summarized as follows:

	December 31 2007	December 31 2006
Equity investment, beginning of year	$ 185,705	$ 215,000
Share of loss	(100,356)	(29,295)
	85,349	185,705
Disposition of investment	(256,156)	—
Gain on disposition of investment	170,807	—
Equity investment, end of year	—	185,705
Amount due from Loncor	—	157,000
	$ —	$ 342,705

Loncor's summarized consolidated balance sheet as at December 31, 2007 and 2006 and income statement for the years ended December 31, 2007, 2006 and 2005, are as follows:

	December 31 2007	December 31 2006
Assets		
Current assets	$ 57,067	$ 77,613
Mineral properties	2,088,177	635,422
Property, plant and equipment	1,737	8,500
	2,146,981	721,535
Liabilities	(2,176,348)	(330,086)
Net Equity (deficiency)	$ (29,367)	$ 391,449

	December 31 2007	December 31 2006	December 31 2005
Income Statement			
Interest income	$ —	$ 18	$ —
Expenses	(1,497,283)	(363,528)	(120,038)
Charges capitalized to Mineral properties	1,291,467	303,447	120,038
Net Loss	$ (205,816)	$ (60,063)	$ —

c) Investment in Nevada Bob's International Inc.

As at December 31, 2006, the investment in Nevada Bob's International Inc. ("NBI"), a licensor of certain golf equipment and apparel trademarks, represented 4.67% of the outstanding common shares of NBI and was accounted for under the cost method and was written down only when there was an other than temporary loss in value.

On January 1, 2007, the Company designated this investment as available-for-sale and was therefore re-valued at fair value of $160,013, resulting in the recognition of an unrealized loss on adoption of $18,825.

During 2007, this investment was sold for $160,013 which resulted in a realized gain of $9,412 and moved out of accumulated other comprehensive loss.

4. Property, Plant and Equipment

December 31, 2007	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 167,656	$ 52,781	$ 114,875
Office equipment	474,300	317,463	156,83
Vehicles	772,716	519,335	253,381
Communication equipment	59,417	36,756	22,661
Field camps	488,104	278,880	209,224
Surveying equipment	90,057	55,663	34,394
Geochemistry	171,170	92,627	78,543
Field equipment	32,011	11,810	20,201
Leasehold improvement	152,470	125,706	26,764
	$ 2,407,901	$1,491,021	$ 916,880

December 31, 2006	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 167,656	$ 26,620	$ 141,036
Office equipment	370,599	236,943	133,656
Vehicles	772,716	331,477	441,239
Communication equipment	59,417	21,902	37,515
Field camps	431,291	162,390	268,901
Surveying equipment	90,057	33,149	56,908
Geochemistry	132,527	50,647	81,880
Field equipment	18,059	6,342	11,717
Leasehold improvement	152,470	115,693	36,777
	$ 2,194,792	$ 985,163	$ 1,209,629

(Expressed in U.S. dollars)

5. Deferred Exploration Expenditures

Deferred Exploration Expenditures

	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception in April 1994 to December 31, 2007
Exploration costs	$ 26,027,624	$ 19,786,006	$ 72,901,610
Stock option compensation expense	3,446,115	2,076,385	6,432,326
Amortization of plant and equipment	481,495	419,708	1,254,466
Deconsolidation of Loncor	—	(332,127)	(332,127)
Net expenditures	29,955,234	21,949,972	80,256,275
Effect of exchange rate change	—	—	2,511
	29,955,234	21,949,972	80,258,786
Write-off	—	—	(16,191,442)
	$ 29,955,234	$ 21,949,972	$ 64,067,344

Mineral Rights

	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception in April 1994 to December 31, 2007
Mineral rights	$ —	$ 20,000	$ 9,701,194
Write-off	—	—	(9,681,194)
	$ —	$ 20,000	$ 20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total deferred exploration expenditures, December 31, 2007	$ 64,087,344
Total deferred exploration expenditures, December 31, 2006	$ 34,132,109

Included in total deferred exploration expenditures is a total cost of $213,898 paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

6. Share Capital

a) Authorized Share Capital

Unlimited number of common shares
Unlimited number of preference shares, issuable in series

b) Issued Share Capital – Common Shares

On July 29, 2005, the Company completed a private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000 (US$ 14,989,000). RBC Capital Markets acted as the Company's agent in connection with the financing.

In October 2005, the Company completed a non-brokered private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000 (US$10,982,500). The purchasers of the shares were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

On May 4, 2006, the Company completed a financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000. The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc. In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company on May 15, 2006.

c) Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at December 31, 2007, the Company had 3,690,551 stock options outstanding to acquire common shares at a weighted-average price of Cdn$9.81 per share, expiring at various dates between February 2008 and August 2012.

(Expressed in U.S. dollars)

The following table summarizes information about stock options during the year:

	Number of Options	Weighted average exercise price Cdn$
Outstanding at December 31, 2004	3,713,000	2.99
Exercised or forfeited	(456,000)	(1.62)
Granted	1,040,000	5.12
Outstanding at December 31, 2005	4,297,000	3.70
Exercised	(1,512,949)	(2.90)
Forfeited	(90,000)	(7.61)
Granted	2,117,000	13.90
Outstanding at December 31, 2006	4,811,051	8.36
Exercised	**(1,259,500)**	**(4.21)**
Forfeited	**(224,000)**	**(14.63)**
Granted	**363,000**	**12.52**
Outstanding at December 31, 2007	**3,690,551**	**9.81**

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

Date of grant	Options outstanding and exercisable			
	Number outstanding at 12/31/07	Options Exercisable at 12/31/07	Exercise price Cdn$	Expiry date
10/16/03	22,500	22,500	2.00	10/16/08
01/21/04	300,000	300,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
03/16/04	350,000	350,000	4.10	03/16/09
06/24/04	33,000	33,000	4.00	06/22/09
10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
02/11/05	200,000	200,000	4.70	02/10/08
05/02/05	200,000	200,000	5.25	05/02/08
07/19/05	3,750	3,750	5.25	07/19/10
07/20/05	117,801	117,801	5.25	07/20/08
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	447,000	13.52	10/24/11
12/18/06	960,000	720,000	15.00	12/18/11
3/29/07	35,000	—	15.00	3/29/12
8/24/07	300,000	—	12.00	8/24/12
	3,690,551	2,966,551		

2005

During 2005, the Company recognized in the statement of operations as an expense $873,048 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company's stock option plan. In addition, an amount of $529,614 related to stock options issued to employees of the Company's subsidiaries in the DRC was capitalized as deferred exploration expenditures. In addition, the Company recognized consulting fees of $712,917 representing the fair value of stock options granted to consultants under the Company's stock option plan. These amounts were credited accordingly to contributed surplus in the balance sheet.

2006

During 2006, the Company recognized in the statement of operations as an expense $1,167,062 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company's stock option plan. In addition, an amount of $2,076,385 related to stock options issued to employees of the Company's subsidiaries in the DRC was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

2007

During 2007, the Company recognized in the statement of operations as an expense $5,784,295 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company's stock option plan. In addition, an amount of $3,446,115 related to stock options issued to employees of the Company's subsidiaries in the DRC was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i) risk-free interest rate: 3.83% to 4.23% (2006 – 3.83% to 4.08%; 2005 – 2.99% to 3.28%)

(ii) expected volatility: 51.63% to 52.51% (2006 – 42.91% to 50.92%; 2005 – 32.16% to 43.21%)

(iii) expected life: 5 years (2006 – 3 to 5 years; 2005 – 3 to 5 years)

(iv) expected dividends: $Nil (2006 - $Nil; 2005 - $Nil)

A summary of the status of the Company's non-vested options as at December 31, 2007 and changes during the year is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2006	2,172,000	6.14
Granted	363,000	5.17
Forfeited	(224,000)	(6.86)
Vested	(1,587,000)	(5.84)
Non-vested at December 31, 2007	724,000	$ 6.09

(Expressed in U.S. dollars)

d) Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2007, amounting to 39,678,835 (2006 – 36,760,302; 2005 – 28,963,611) common shares.

Fully diluted loss per share has not been presented since the exercise of the options would be anti-dilutive.

7. Related Party Transactions

Directors fees of $90,000 (2006 - $30,000; 2005 – 23,848) were accrued to non-executive directors of the Company.

Legal fees of $435,942 (2006 - $608,238; 2005 – 392,655), incurred in connection with general corporate matters (as well as the Company's financings with respect to 2006 and 2005), were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At December 31, 2007, $9,551 (2006 – $20,054; 2005 – 22,372) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

8. Lease Commitments

The Company's future minimum lease commitments for office premises as at December 31, 2007 for the following three years are as follows:

2008	$ 125,502
2009	101,371
2010	66,118
	$ 292,991

9. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	December 31, 2007	December 31, 2006
Democratic Republic of the Congo – deferred exploration costs	$ 64,087,344	$ 34,132,109
Democratic Republic of the Congo – capital assets	871,577	1,169,905
Canada – capital assets	45,303	39,724
	$ 65,004,224	$ 35,341,738

10. Income Taxes

The Company's income tax provisions (recovery) for the years ended December 31, 2007, 2006 and 2005 have been calculated as follows:

	2007	2006	2005
Net loss for the year	$ 4,315,805	$ 3,058,375	$ 4,501,342
Combined federal and provincial income tax rates	36.12%	36.12%	36.12%
Income tax recovery at Canadian federal and provincial statutory rates	$(1,558,869)	$ (1,104,685)	$ (1,625,885)
Share issue costs	(285,136)	(262,972)	(115,945)
Other	216,172	—	9
Non deductible amounts expensed	1,101,166	483,375	317,262
Losses expired	323,265	—	311,726
Gain on dilution	(436,234)	548,078	—
Change in tax rate	(665,476)	—	—
Change in valuation allowance	(25,840)	336,204	1,112,833
	$ —	$ —	$ —

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Property, plant and equipment	$ 33,222	$ 32,488
Foreign exchange	(2,185,374)	(270,935)
Share issue cost	744,308	947,918
Non-capital losses carried forward	5,520,640	3,429,165
Net future tax asset before valuation allowance	4,112,796	4,138,636
Valuation allowance	(4,112,796)	(4,138,636)
Net future tax asset	$ —	$ —

As at December 31, 2007, the Company had estimated net capital losses for Canadian tax purposes of $31,592,000. These losses do not expire and may be utilized to reduce future taxable capital gains, if any.

As at December 31, 2007, the Company has estimated non-capital losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below. These tax losses will expire as follows:

2008	1,105,000
2009	1,904,000
2010	1,095,000
2015	5,240,000
2027	4,960,000
	$ 14,304,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

11. Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Amortization included in deferred exploration expenditures	$ 481,495	$ 419,708	$ 245,302
Stock option compensation included in deferred exploration expenditures	3,446,115	2,076,385	529,614

12. Commitments and Guarantees

During the fourth quarter of 2007, the Company agreed to act as guarantor of a Cdn$3,000,000 line of credit facility (the "Facility") arranged between BRC and RBC Dominion Securities Inc. (the "Lender"). Subsequent to the year end, the Facility was increased from $3,000,000 to $6,000,000. The said guarantee is secured by way of a pledge of the Company's investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by no later than July 28, 2008.

13. Financial instruments and risk management

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, accounts payable and accrued liabilities approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions is denominated in Canadian dollars and in Congolese francs. Significant foreign exchange gain or losses are reflected as a separate component of the consolidated statement of operations and deficit. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal.

Mineral property risks

The Company's operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment or loss of part or all of the Company's assets.

14. Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

15. Subsequent Events

In February and March 2008, the Company received an additional Cdn$1,240,000 from the exercise of 300,000 stock options.

16. Generally Accepted Accounting Principles in Canada and the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("U.S. GAAP") except for the following:

a) Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model.

(Expressed in U.S. dollars)

For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

b) Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

c) Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

d) Financial instruments and other comprehensive income

Effective January 1, 2007, the Company adopted CICA accounting standards related to, Comprehensive Income and Financial Instruments. These accounting statements have been adopted on a prospective basis and prior periods have not been restated. The adoption of these standards in Canada eliminated previous US GAAP reconciliations with respect to the recognition and measurement of financial instruments.

e) Marketable Securities

Previously, under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 the Company accounted for the marketable security as held for sale. In 2007 after the adoption of Section 3855 of the CICA Handbook this investment was also designated as available for sale and no difference remains in the securities.

f) Recently issued United States Accounting Standards

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities which establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007.

At this time the Company does not anticipate a material effect with the adoption of this statement on the financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements". This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial conditions or its results of operations.

In December 2007, the FASB issued SFAS 141R, Business Combinations. SFAS 141R replaces SFAS 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. The statement will apply prospectively to business combinations occurring on or after December 15, 2008. The Company does not anticipate a material effect with the adoption of this statement on the financial statements.

The impact of the foregoing on the financial statements is as follows:

Income Statement

	2007	2006	2005
Loss per Canadian GAAP	$ (4,315,805)	$ (3,058,375)	$ (4,501,342)
Equity loss adjustment	(1,543,863)	(1,117,815)	(642,677)
Deferred exploration	(29,955,234)	(21,949,979)	(9,465,006)
Loss per U.S. GAAP	(35,814,902)	(26,126,169)	(14,609,025)
Other comprehensive gain(loss) – Cumulative translation adjustment	61,669	(20,769)	21,804
Other comprehensive gain(loss) – Adjustment for shares available for sale	—	56,476	(75,301)
Total comprehensive loss	$(35,753,233)	$(26,090,462)	$(14,662,522)
Loss per share (basic and diluted)	$ (0.90)	$ (0.71)	$ (0.50)

(Expressed in U.S. dollars)

Balance Sheet

	December 31 2007	December 31 2006
Total assets per Canadian GAAP	$ 100,856,360	$ 90,398,386
Investment available for sale	—	(18,825)
Equity investment	(3,926,402)	(1,929,278)
Deferred exploration	(64,087,344)	(34,132,109)
Total assets per U.S. GAAP	$ 32,842,614	$ 54,318,174
Total liabilities per Canadian and U.S. GAAP	$ 3,597,956	$ 2,858,957
Shareholders' equity per Canadian GAAP	$ 97,258,404	$ 87,539,429
Equity investment adjustments	(3,484,502)	(1,964,567)
Deferred exploration	(64,087,344)	(34,132,109)
Accumulated other comprehensive loss per U.S. GAAP		
Accumulated other comprehensive loss	—	(18,825)
Cumulative translation account	(441,900)	35,289
Total shareholders' equity per U.S. GAAP	$ 29,244,658	$ 51,459,217
Total liabilities and shareholders' equity per U.S. GAAP	$ 32,842,614	$ 54,318,174

Cash Flow

	2007	2006	2005
Cash flow provided by (used in)			
Operating activities per Canadian GAAP	$(5,198,270)	$ (1,593,885)	$(3,746,412)
Deferred exploration	(26,027,624)	(19,806,006)	(8,690,090)
Operating activities per US GAAP	(31,225,894)	(21,399,891)	(12,436,502)
Investing activities per Canadian GAAP	(9,308,489)	(43,953,267)	(31,470,316)
Deferred exploration	26,027,624	19,806,006	8,690,090
Investing activities per US GAAP	16,719,135	(24,147,261)	(22,780,226)
Financing activities per Canadian & US GAAP	4,671,648	50,757,431	26,338,750
Effect of foreign exchange on cash	6,039,131	(899,223)	1,472,718
Net (decrease) increase in cash during the year	(3,795,980)	4,311,056	(7,405,260)
Cash, beginning of year	5,962,993	1,651,937	9,057,197
Cash, end of the year	$ 2,167,013	$ 5,962,993	$ 1,651,937

BOARD OF DIRECTORS



Simon Village
Chairman



Mike Prinsloo
President
and Chief Executive Officer



Arnold T. Kondrat
Executive Vice President
and Director



Peter Cowley
Director



Bernard van Rooyen
Director



Dr. John Clarke
Director



Piers Cumberlege
Director



Richard Lachcik
Director

OFFICERS & MANAGEMENT

Simon Village
Chairman

Mike Prinsloo
President and
Chief Executive Officer

Arnold T. Kondrat
Executive Vice President
and Director

Donat K. Madilo
Chief Financial Officer

Daniel K. Bansah
Vice President, Exploration

Martin D. Jones
Vice President,
Corporate Development

Desiré Sangara
Vice President,
Government Relations

Dr. Howard Fall
Exploration Manager

Geoffery G. Farr
Secretary

CORPORATE INFORMATION

Head Office
Banro Corporation
1 First Canadian Place
100 King St. West, Suite 7070
P.O. Box 419
Toronto, ON
Canada M5X 1E3

Phone: +1 (416) 366-2221
Fax: +1 (416) 366-7722

Johannesburg Office
Banro Corporation
Ruimsig Office Estate
Building 6, Unit 3
193 Hole-in-One Street (Cnr Peter Road)
Ruimsig
1724
Postnet Suit 585
Private BagX09
Weltevreden Park, 1715
Roodepoort
Gauteng
South Africa

Phone: +27 (0)11 958-2885
Fax: +27 (0)11 958-2617

DRC Country Offices
Kinshasa
Banro Congo Mining SARL
14 Ave Sergent Moke
Commune de Ngaliema
Kinshasa, Gombe
Democratic Republic of the Congo

Phone: +243 812 686 096
Fax: +243 812 616 096

Bukavu
Banro Congo Mining SARL
Villa Kakoma
No. 26 Avenue Kahuzi
Beiga, Bukavu
Sud Kivu
Democratic Republic of the Congo

Phone: +243 810393534

Main Transfer Agent
Equity Transfer & Trust Company
200 University Avenue
Suite 400
Toronto, ON
Canada M5H 4H1

Auditors
BDO Dunwoody LLP
Royal Bank Plaza, South Tower
200 Bay Street, 33rd Floor
Toronto, ON
Canada M5J 2J9

Legal Counsel
Macleod Dixon LLP
TD Centre, Canadian Pacific Tower
100 Wellington St. West, Suite 500
Toronto, ON
Canada M5K 1H1

Stock Exchange Listings
The Toronto Stock Exchange
Trading symbol "BAA"

The American Stock Exchange
Trading symbol "BAA"

Annual Report
Additional copies of the 2007 Annual Report may be obtained upon written request from:

Banro Corporation
Shareholder Services
1 First Canadian Place, P.O. Box 419
100 King Street West
Toronto, Ontario
Canada M5X 1E3

Annual Shareholders Meeting
An Annual and Special Meeting of Shareholders will be held at 9:30 a.m. on Friday, June 27, 2008 at the offices of Macleod Dixon LLP, Toronto, Canada





BANRO CORPORATION

www.banro.com
info@banro.com

1 First Canadian Place
100 King St. West, Suite 7070
P.O. Box 419
Toronto, ON
Canada M5X 1E3

Phone: +1 416-366-2221
Fax: +1 416-366-7722